  Exhibit 99.3

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

TABLE OF CONTENTS

COMPANY OVERVIEW AND STRATEGY	3
2018 HIGHLIGHTS	4
SUMMARY OF QUARTERLY FINANCIAL INFORMATION	9
CANADIAN MINERAL PROPERTY PORTFOLIO LOCATIONS	10
MINERAL PROPERTY PORTFOLIO GOLD RESOURCES	11
MINERAL PROPERTY PORTFOLIO REVIEW	12
MINERAL PROPERTY BALANCES	16
RESULTS OF CONTINUING OPERATIONS	18
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	20
OUTLOOK	21
FINANCIAL INSTRUMENTS	22
RELATED PARTY TRANSACTIONS	23
OFF-BALANCE SHEET ARRANGEMENTS	23
NON-IFRS MEASURES	23
CHANGES IN ACCOUNTING POLICIES	24
ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED	24
CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES	24
RISKS AND UNCERTAINTIES	25
QUALIFIED PERSONS	34
SECURITIES OUTSTANDING	34
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	35
FORWARD-LOOKING INFORMATION	36
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	37

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the years ended December 31, 2018 and 2017, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). These documents along with additional information on the Company, including the Company’s Annual Information Form for the year ended December 31, 2018, are available under the Company’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov., and on the Company’s website at www.firstmininggold.com.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section on page 36 of this MD&A titled “Forward-Looking Information” for further details.  In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources.  See the section on page 37 of this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

All dollar amounts included in this MD&A are expressed in thousands of Canadian dollars unless otherwise noted. This MD&A is dated as of April 1, 2019 and all information contained in this MD&A is current as of March 29, 2019.

COMPANY OVERVIEW AND STRATEGY

First Mining (formerly First Mining Finance Corp.) was incorporated in Canada on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018. First Mining is an emerging mineral development company with a diversified portfolio of gold projects in North America. The Company’s vision is to advance its material assets towards a construction decision and, ultimately, to production, and we may acquire additional mineral assets in the future. As at the date of this MD&A, the Company has assembled a large resource base of approximately 7.3 million ounces of gold in the Measured and Indicated categories and approximately 3.6 million ounces of gold in the Inferred category in mining friendly jurisdictions in eastern Canada.

The following table highlights the Company’s material projects that were accumulated since 2015:

Date	Acquired Legal Entity	Project	Location
June 16, 2016	Tamaka Gold Corporation (“Tamaka”) (1)	Goldlund Gold Project “(Goldlund”)	Northern Ontario, Canada
June 9, 2016	Cameron Gold Operations Ltd. (“Cameron Gold”)(2)	Cameron Gold Project (“Cameron”)	Northern Ontario, Canada
April 8, 2016	Clifton Star Resources Inc. (“Clifton Star”)(3)	10% indirect interest in the Duparquet Gold Project	Québec, Canada
November 16, 2015	PC Gold Inc. (“PC Gold”) (3)	Pickle Crow Gold Project (“Pickle Crow”)	Northern Ontario, Canada
November 13, 2015	Gold Canyon Resources Inc. (“Gold Canyon”)(3)	Springpole Gold Project (“Springpole”)	Northern Ontario, Canada
July 7, 2015	Coastal Gold Corp. (“Coastal Gold”)(3)	Hope Brook Gold Project (“Hope Brook”)	Newfoundland, Canada
(1)
Previously a privately held company.
(2)
Previously a subsidiary of a publicly listed company.
(3)
Previously a publicly listed company.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

2018 HIGHLIGHTS

The following highlights for the Company’s developments during fiscal 2018 (together with subsequent events up to March 29, 2019). For further information, please refer to the “News” section in the Company’s website at www.firstmininggold.com.

Springpole Project Updates

Metallurgical study

●
On June 11, 2018, the Company commenced a study to determine the optimal metallurgical flow sheet for Springpole. The results from the study are expected to be incorporated into the preparation of an updated Preliminary Economic Assessment (“PEA”) in the second half of 2019, and thereafter, into the preparation of a Pre-Feasibility Study for Springpole, expected to be initiated in 2019. In addition, the metallurgical study aims to improve the expected future recovery of gold for the Whole-Ore Carbon-in-Pulp (“Whole-Ore CIP”) presented in the independent PEA technical report for Springpole that was prepared by SRK Consulting (Canada) Inc. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

●
On February 19, 2019, the Company announced interim metallurgical test results which indicated the potential for significant increases in the ultimate recovery of both gold and silver from the project. Flotation tests achieved total recoveries of 90.6% for gold and 95.1% for silver through flotation followed by separate cyanide leaching of both concentrate and flotation tails. This represents a 13.2% increase in gold recovery and an 11.9% increase in silver recovery over the Whole-Ore CIP flowsheet presented in the independent PEA technical report for Springpole that was prepared by SRK Consulting (Canada) Inc. in accordance with NI 43-101 and filed by the Company on SEDAR on October 27, 2017, which demonstrated recovery levels of 80% for gold and 85% for silver. Readers are cautioned that the PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The next stage of metallurgical testing will involve further investigation into flotation, fine and ultrafine grinding alternatives, and potential pre-flotation removal of silicate gangue and will eventually lead to locked cycle metallurgical testing to confirm the final processing flowsheet. This final flowsheet will be selected after completing trade-off studies on capital and operating costs prior to commencing a Pre-Feasibility Study for Springpole.

Environmental Assessment process

●
On March 7, 2018, the Company announced that a Project Description had been submitted to, and subsequently accepted by, the Canadian Environmental Assessment Agency (“CEAA”). The project description is a required government filing that initiated the federal Environmental Assessment (“EA”) process for Springpole. The EA process and eventual project approval is expected to take approximately 24 months, after which permitting for construction can commence.

●
In parallel with the federal EA process, on April 23, 2018, the Company announced that it had entered into a Voluntary Agreement with the Ontario Ministry of Environment and Climate Change (“MOECC”) to complete certain requirements under the Ontario Environmental Assessment Act. This marks the commencement of a provincial Individual EA for Springpole, and the Company is in the process of preparing the Terms of Reference, which will describe the scope of the EA and how the Company intends to undertake all aspects of the EA, including consultation efforts with Indigenous communities and other stakeholders.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

●
On June 26, 2018, the Company announced that the final Environmental Impact Statement (“EIS”) guidelines on Springpole were issued by CEAA. The final EIS guidelines were issued following the expiry of a public comment period on the draft EIS guidelines which had been made available to the public since April 27, 2018. The final EIS guidelines outline federal information requirements for the preparation of an EIS and were prepared taking into consideration comments received from federal departments, the Ontario provincial ministry, Indigenous groups and the general public. To meet the requirements of the EIS, the Company has already undertaken a broad range of environmental baseline studies at Springpole to collect biophysical data, which includes fish community and habitat surveys, species at risk surveys, atmospheric environment surveys as well as surface, ground water and hydrology surveys.

Geotechnical coffer dam drilling

●
On April 19, 2018, the Company announced the completion of the geotechnical drilling program to investigate the lake bed sediments and bedrock along the proposed alignment of the coffer dam at Springpole. The pre-feasibility level geotechnical drilling program has been completed over the approximately 800 metre long footprint of the three coffer dams which are required to dewater the north bay of Springpole Lake.

Indigenous consultation process

●
On February 13, 2018, the Company announced that it signed a negotiation protocol agreement (the “Negotiation Protocol”) with the Lac Seul First Nation, the Slate Falls First Nation and the Cat Lake First Nation in Ontario (together, the “Shared Territory Protocol Nations”).

Goldlund Gold Project Updates

Updated NI 43-101 Resource

On March 27, 2019, the Company announced the results of an updated mineral resource estimate for Goldund, which has an effective date of March 15, 2019, and was prepared in accordance with NI 43-101 by WSP Canada Inc. (“WSP”) of Sudbury, Ontario. A summary of the overall changes in the updated resource estimate for Goldlund are as follows:

●
Indicated resource gold (“Au”) ounces (“oz.”) tonnes increased by 248,700 oz.. This increase in oz. corresponds to an increase in tonnage of 3,595,900 tonnes from 9,324,100 tonnes at an average grade of 1.87 grams per tonne (“g/t”) Au to 12,860,000 tonnes at an average grade of 1.96 g/t Au.

●
Inferred resource Au oz. decreased by 628,400 oz., after adjusting for the proportion of Inferred resource tonnes removed due to the upgrade of certain tonnes to the Indicated resource category. This represents an overall reduction in tonnage of 22,533,000 tonnes from 40,895,000 tonnes at an average grade of 1.33 g/t Au to 18,362,000 tonnes at an average grade of 1.49 g/t Au.

In summary, the updated mineral resource estimate for Goldlund incorporated approximately 40,000 metres (“m”) of incremental drilling, the bulk of which was focused on Zone 7. While the increased data density and geological understanding of the deposits resulted in increased confidence of the resource, adding 3,595,900 tonnes at an average grade of 1.96 g/t Au, it also resulted in the loss of a large number of tonnes and ounces in the inferred resource. The First Mining technical team believes that the increased understanding of the deposit will assist the Company in better targeting subsequent drill programs aimed at growing the current resource body at Goldlund, which remains open along strike to both the south west and north east, in addition to at depth.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

Resource drilling

The Company’s Phase 1 drilling campaign at Goldlund, located near the town of Sioux Lookout in northwestern Ontario, Canada, concluded in June 2017 and comprised 100 holes for approximately 24,300 m. The Company commenced its Phase 2 drilling campaign in late 2017 and completed that drilling campaign in March 2018. The Phase 2 drilling campaign comprised 42 holes for approximately 16,000 m, of which 38 holes were new drill holes and the other 4 holes were holes that were originally drilled during the Phase 1 drilling campaign and were extended at depth during the Phase 2 drilling campaign. Eleven sets of assays results were announced between April 25, 2017 and May 15, 2018 for both the Phase 1 and 2 drilling campaigns. For further details regarding the assay results please see the Company’s news releases for the period from April 25, 2017 to May 15, 2018.

Highlights of the released Goldlund resource drilling results are as follows:

Phase	Hole	Metres	Grade
2	Hole GL-17-136	72.0	6.26 g/t Au
	Including	1.1	367.00 g/t Au
2	Hole GL-17-106	202.0	1.39 g/t Au
	including	2.0	43.28 g/t Au
1	Hole GL-17-084	34.0	4.30 g/t Au
	including	2.0	48.72 g/t Au
1	Hole GL-17-032	64.5	3.25 g/t Au
	Including	0.5	335.76 g/t Au
1	Hole GL-17-059	70.5	2.50 g/t Au
	Including	0.5	186.49 g/t Au
1	Hole GL-17-053	179.0	1.13 g/t Au
	Including	2.0	12.07 g/t Au
1	Hole GL-17-014	6.0	30.69 g/t Au
	Including	2.0	91.63 g/t Au

Regional drilling

Following the Phase 1 and 2 drilling campaigns, the Company commenced a regional exploration drilling campaign at Goldlund in June 2018. The exploration drilling campaign focused on showings at the Miller, Eaglelund and Miles targets, which are approximately 10 kilometres (“km”) northeast of the current resource area, and include 16 holes totaling 688 m.

Final fire assay results and partial metallic screen fire assay results for the Miller prospect were announced on August 20, 2018, September 20, 2018 and March 27, 2019, respectively. The early results from the Miller prospect indicate that the entire width of the sill/dyke appears receptive to gold mineralization and this mineralization remains open along strike in both directions and also at depth. For further details regarding the assay results please see the Company’s news releases dated August 20, 2018, September 20, 2018 and March 27, 2019.

In addition to drilling the Miller prospect, the Company has completed seven diamond drill holes at the Eaglelund prospect, and one diamond drill hole at the Miles prospect. This completes this phase of the Company's regional drill program at Goldlund.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

Highlights of the released Miller prospect drilling results are as follows:

Hole	Metres	Grade
Hole MI-18-001	107.6	0.42 g/t Au
including	73.6	0.55 g/t Au
Hole MI-18-002	142.1	1.90 g/t Au
including	108.0	2.43 g/t Au
Hole MI-18-003	48.0	1.17 g/t Au
including	15.0	1.71 g/t Au
Hole MI-18-004	23.8	0.54 g/t Au
including	5.8	1.40 g/t Au
Hole MI-18-005	10.0	0.45 g/t Au
including	1.0	4.18 g/t Au
Hole MI-18-006	22.0	0.68 g/t Au
including	10.0	0.45 g/t Au
Hole MI-18-007	49.0	2.49 g/t Au
including	21.5	5.34 g/t Au
Hole MI-18-008	14.0	0.62 g/t Au
including	2.5	1.80 g/t Au

Hope Brook Gold Project

On July 9, 2018, the Company announced the commencement of permitting for the construction of a resource access road to connect Hope Brook to Highway 480 (also known as the Burgeo Highway). A project registration document was submitted to the environmental assessment division of the government of Newfoundland and Labrador in relation to the access road. The access road will be approximately 58 km in length and is intended to support a more efficient mode of transportation by allowing vehicles to access Hope Brook for exploration and development activities.

Option Agreement on the Las Margaritas Gold Project, Mexico

On July 30, 2018, the Company entered into an option agreement (the “Option Agreement”) with Gainey Capital Corp. (“Gainey”), (TSX Venture Exchange: GNC) , granting Gainey the right to earn a 100% interest in First Mining’s Las Margaritas gold project (“Las Margaritas”) located in the State of Durango, Mexico.

Under the terms of the Option Agreement, Gainey can elect to make share or cash payments to the Company for aggregate consideration of between $900 and $1,015 over the four year option period. In addition, as per terms of the Option Agreement, Gainey will make the following:

●
Annual payments of USD $25,000 in September 2018 (paid), September 2019, September 2020 and USD $250,000 in September 2021 in connection with an existing agreement on the property; and
●
Exploration expenditures totaling USD $1,000,000 over the four year option period on Las Margaritas.

Upon completion of the four-year option period and satisfaction of the above payment and exploration requirements, Gainey obtains a 100% ownership interest in Las Margaritas, except that First Mining will retain a 2% net smelter returns (“NSR”) royalty interest, with Gainey having the right to buy back 1% of the NSR royalty interest for USD $1,000,000 up until the first anniversary of the commencement of commercial production at Las Margaritas. As at December 31, 2018, the carrying value of Las Margaritas property is $244 (2017 - $183).

The transaction and the issuance of Gainey’s common shares pursuant to the Option Agreement are subject to the acceptance by the TSX Venture Exchange following the submission of a NI 43-101 technical report expected in the first half of 2019.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

New Strategy, Name Change, and Management Changes

On January 10, 2018, the Company announced a change in its corporate name to “First Mining Gold Corp.”, and a change in the Company’s strategy to focus on advancing its existing mineral properties towards production.

On December 20, 2018, the Company appointed Mr. Daniel W. Wilton as its Chief Executive Officer (“CEO”) effective as of January 7, 2019, and David Shaw continued serving as a director of the Company.

SELECT FINANCIAL INFORMATION

	For the twelve months ended December 31,
Financial Results:	2018	2017	2016
Mineral Property Expenditures(1)	$7,402	$11,996	$4,053
Net Loss	(11,645)	(11,184)	(11,155)
Write-down of Mineral Properties	4,181	-	485
Net Loss Excluding Share-based Payments and Mineral Properties Write-down (non-cash)(2)	(4,432)	(5,687)	(5,515)
Basic and Diluted Net Loss Per Share (in Dollars) (3)	$(0.02)	$(0.02)	$(0.03)

	December 31,	December 31,	December 31,
Financial Position:	2018	2017	2016
Cash and Cash Equivalents	$5,115	$15,400	$33,157
Working Capital(2)	7,536	19,401	39,601
Mineral Properties	244,129	239,871	223,462

Total Assets	257,532	265,737	269,558
Total Non-current Liabilities	$-	$-	$(2,106)
(1)
This represents the cost directly related to exploration and evaluation expenditures that have been capitalized into mineral properties, excluding share-based payments.
(2)
This is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section in this MD&A titled “Non-IFRS Measures”.
(3)
The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants

The Company had no revenues from its operating activities in 2018, 2017 or 2016, and the Company has never paid any distributions or cash dividends to its shareholders.

Net Loss

Net loss remained comparable between the three years presented. During the year ended December 31, 2018, net loss included a one-off $4,181 write-down of Mexican mineral properties, and $3,032 in share-based payment expenses, which was significantly lower than the $5,497 share-based payment expense recorded in the prior year owing to a lower fair value per stock option granted. After removing these non-cash items, the underlying operating expenditures in 2018 fell by $1,255 primarily due to lower investor relations and marketing communications activities when compared to the prior year.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

Cash and Cash Equivalents

Cash and cash equivalents decreased by $17,757 from December 31, 2016 to December 31, 2017, and decreased by $10,285 from December 31, 2017 to December 31, 2018. During 2018 and 2017, the decrease in cash and cash equivalents was primarily attributable to cash used in mineral property exploration and development activities and, to a lesser extent, cash used in operating activities. In 2017 the Company drilled approximately 35,000 m at Goldlund compared with approximately 7,000 m in 2018, which resulted in lower cash used in mineral property exploration and development activities when comparing the two periods.

Total Assets

Total assets decreased by $3,821 from December 31, 2016 to December 31, 2017 primarily related to the cash used in operating activities and due to the decrease in marketable securities fair value. Total assets decreased by $8,205 from December 31, 2017 to December 31, 2018 mainly due to the cash used in operating activities, the decrease in marketable securities fair value, and the write-down of Mexican mineral properties.

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

	2018-Q4	2018-Q3	2018-Q2	2018-Q1
Net Loss	$(5,658)	$(937)	$(1,298)	$(3,752)
Write-down of Mineral Properties	4,181	-	-	-
Net Loss Excluding Share-based Payments and Write-down of Mineral Properties (non-cash)(1)	(1,085)	(910)	(1,213)	(1,224)
Basic and Diluted Net Loss Per Share (in dollars)(2)	(0.01)	(0.00)	(0.00)	(0.01)
Cash and Cash Equivalents	5,115	6,950	9,585	12,289
Working Capital(1)	7,536	9,688	12,463	16,016
Mineral Properties	244,129	246,652	245,199	243,895
Total Assets	257,532	262,146	263,586	266,704
Total Non-Current Liabilities	$-	$-	$-	$-

	2017-Q4	2017-Q3	2017-Q2	2017-Q1
Net Loss	$(1,237)	$(1,296)	$(1,998)	$(6,653)
Write-down of Mineral Properties	-	-	-	-
Net Loss Excluding Share-based Payments and Write-down of Mineral Properties (non-cash)(1)	(1,217)	(1,197)	(1,914)	(1,359)
Basic and Diluted Net Loss Per Share (in dollars)(2)	(0.01)	(0.00)	(0.00)	(0.01)
Cash and Cash Equivalents	15,400	18,291	21,957	28,078
Working Capital(1)	19,401	23,411	28,463	33,584
Mineral Properties	239,871	237,413	233,861	229,513
Total Assets	265,736	267,208	268,307	270,169
Total Non-current Liabilities	$-	$-	$-	$(2,106)
(1)
These are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the section in this MD&A titled “Non-IFRS Measures”.
(2)
The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants in all periods.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

The most significant variance in net loss quarter to quarter is due to the timing of stock option grants, the number of underlying options granted and the associated fair value dollar amount calculated at the time of the grant. Furthermore, in 2018-Q4 there was a $4,181 one-off write-down of Mexican mineral properties and a non-recurring severance payment of $300. In 2018-Q3 and 2017-Q3 there was a decrease in marketing activities undertaken by the Company when compared to 2018-Q2 and 2017-Q2, respectively, due to decreases in marketing campaigns. In 2017-Q2, there were additional transfer agent and filing fees and professional fees in connection with TSX initial listing fees, which followed graduation from the TSX-V.

In terms of cash and cash equivalents, variances between quarters would typically depend on the amount, type and timing of work being performed on the Company’s mineral property portfolio, classified under investing activities in the interim statements of cashflows. This is in addition to other one-off events such as in Q2-2017 when the Company repaid its outstanding loans payable and settled its debenture liability, which were recorded as non-current liabilities in the statement of financial of position. Furthermore, in 2017-Q1, the Company completed the acquisition of certain additional mining claims located near Pickle Lake, Ontario and in the Township of Duparquet, Québec.

The fluctuation in total assets from one quarter to the next is primarily a function of decreases in cash used to fund operating activities, changes in the fair value of its marketable securities, and additions to or write-down of mineral property balances. It is worth noting that cash used in investing activities for the purposes of exploration and development work being performed on the Company’s mineral properties remains within total assets, given these amounts are capitalized in connection with the Company’s accounting policies.

CANADIAN MINERAL PROPERTY PORTFOLIO LOCATIONS

The Company classifies its mineral properties as Tier 1, Tier 2, and Tier 3:
●
Tier 1 projects are core, material assets which include the Company’s largest and most advanced mineral resource-stage projects.
●
Tier 2 projects are resource-stage assets which host mineral resources.
●
Tier 3 projects are grassroots exploration projects that host mineralization but have not received sufficient drilling to delineate mineral resources.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

MINERAL PROPERTY PORTFOLIO GOLD RESOURCES (1)

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz.)	Contained Silver Ounces (oz.)
Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	16,500	1.45	-	770	-
Indicated Resources
Springpole Gold Project(4)	139,100,000	1.04	5.40	4,670,000	24,190,000
Goldlund Gold Project	12,860,000	1.96	-	809,200	-
Hope Brook Gold Project	5,500,000	4.77	-	844,000	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	5,954,000	1.57	-	300,700	-
Duquesne Gold Project	1,859,000	3.33	-	199,000	-
Inferred Resources
Springpole Gold Project(4)	11,400,000	0.63	3.10	230,000	1,120,000
Goldlund Gold Project	18,360,000	1.49	-	877,000	-
Hope Brook Gold Project	836,000	4.11	-	110,000	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project(7)	9,452,000	4.10	-	1,230,500	-
Duparquet Gold Project(3)	2,846,000	1.46	-	133,400	-
Duquesne Gold Project	1,563,000	5.58	-	281,000	-
Pitt Gold Project	1,076,000	7.42	-	257,000	-

Total Measured Resources	3,376,500	2.74	-	297,770	-
Total Indicated Resources	167,443,000	1.30	5.40	6,989,900	24,190,000
Total Measured and Indicated Resources	170,819,500	1.33	5.40	7,287,670	24,190,000
Total Inferred Resources	52,068,000	2.19	3.10	3,651,900	1,120,000

(1)
The mineral resources and reserves set out in this table are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s Annual Information Form for the year ended December 31, 2018, which is available under the Company’s SEDAR profile at www.sedar.com.
(2)
Comprises 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured resources at 3.09 g/t Au.
(3)
The Company owns a 10% indirect interest in the Duparquet Gold Project, and the Measured, Indicated and Inferred Resources shown in the above table reflect the Company’s 10% indirect interest.
(4)
Open pit mineral resources are reported at a cut off grade of 0.4 g/t Au.
(5)
Comprises 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated resources at 2.08 g/t Au.
(6)
Comprises 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred resources at 2.54 g/t Au.
(7)
Comprises 1,887,000 tonnes of pit-constrained (0.35 g/t Au cut-off) Inferred resources at 1.30 g/t Au, and 7,565,000 tonnes of underground Inferred resources that consist of: (i) a bulk tonnage, long-hole stoping (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 metre.
(8)
Resources (0.40 g/t Au cut-off) are stated as contained within a potentially economic limiting pit shell using a metal price of US$1,350 per ounce of gold, mining costs of US$2.00 per tonne, processing plus G&A costs of US$15.40 per tonne, 93% recoveries and an average pit slope of 48 degrees.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

MINERAL PROPERTY PORTFOLIO REVIEW

First Mining has properties located in Canada, Mexico, and the United States. The following section discusses the Company’s priority and other significant projects.

Readers are cautioned that, with respect to any Preliminary Economic Assessment (“PEA”) referenced in the section below or anywhere else in this MD&A, a PEA is preliminary in nature, any inferred mineral resources included therein are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Actual results may vary, perhaps materially. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue which may materially affect this estimate of mineral resources. The projections, forecasts and estimates herein and in any technical reports referred to herein constitute forward-looking statements and readers are urged not to place undue reliance on such forward-looking statements.

Canadian Mineral Properties

Tier 1 Projects

Springpole, Ontario

The Springpole property covers an area of 32,240 hectares in Northwestern Ontario, consisting of 36 patented claims and 300 unpatented claims. The project is located approximately 110 km northeast of the town of Red Lake and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 72 man onsite camp, winter road access, a logging road and nearby power lines within 40 km. Springpole is located within an area that is covered by Treaty Three and Treaty Nine First Nations Agreements.

With approximately 4.7 million ounces of gold in the Measured and Indicated categories, Springpole is one of the largest undeveloped gold projects in Ontario1.

A technical report titled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, prepared by SRK, was filed by the Company on SEDAR on October 27, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. The PEA contemplates mining and processing material at 36,000 tonnes per day at an average head grade of 1.00 g/t Au and 5.28 g/t Ag. Highlights of the PEA are as follows:

Parameters	2017 PEA
Mine life	12 years
Initial capital cost	US$586 million
Base case gold price	US$1,300 per oz
Base case silver price	US$20 per oz
Exchange rate (CAD/USD)	0.75
Average annual payable production	296,500 oz Au and 1,632,000 oz Ag
Economic Results	2017 PEA
Pre-tax NPV at 5% discount rate	US$1,159 million
Pre-tax Internal rate of return	32.3%
Post-tax NPV at 5% discount rate	US$792 million
Post-tax Internal rate of return	26.2%
Non-discounted post-tax payback period	3.2 years
“All-in” cash costs	US$806 per oz of Au equivalent

__________________
1 Source: S&P Market Intelligence database as of June 29, 2018. Ranking among undeveloped primary gold resources per jurisdiction.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

The Company is focused on advancing the permitting and development, including the environmental assessment process, for Springpole throughout 2018. In April 2018, the Company completed geotechnical drilling to test the footing locations for the proposed coffer dams at Springpole. During the nine months ended September 30, 2018, the Company submitted a Project Description for Springpole to CEAA and subsequently received the final EIS guidelines for the project. Currently, the Company is collecting environmental baseline data and other information to prepare the EIS for Springpole and is in discussions with the Ministry of Natural Resources district office in Red Lake for a permit to build an access road to Springpole. In addition, the Company is conducting a metallurgical study to determine the optimal flow sheet for Springpole to potentially increase the estimated gold recoveries.

Goldlund, Ontario

The Goldlund property covers an area of 23,858 hectares in northwestern Ontario, and consists of 27 patented claims, 152 unpatented claims, 1 mining lease, and 1 license of occupation. Rocks at the property consist of a volcanic sequence about 1.5 km wide. This north-easterly striking volcanic sequence is intruded by several granodiorite sills. These sills are the host rock of the gold mineralization. These strata-parallel intrusions are known to extend for over 50 km along the strike of the property. A number of historic gold occurrences are present on the property. The majority of identified mineralization is hosted within the Central and Southern Volcanic Belts and historic production demonstrates the presence of small zones of higher-grade mineralization. A technical report titled “Technical Report and Resource Estimation Update – Goldlund Project, Sioux Lookout, ON”, prepared by WSP, was filed on SEDAR on April 1, 2019, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com.

Mining at Goldlund in the 1980s produced approximately 90,700 tonnes of ore grading 4.23 g/t Au from underground and 39,000 tonnes of ore grading 4.80 g/t from a small open pit. The project has year-round road access to the property from Ontario Highway 72, which is 2 km to the south, and regional power lines are located 15 km to the north.

For the year 2018, the Company spent approximately $2.4 million for exploration expenditures on the Goldlund property, including approximately 5,000 m of in-fill drilling and 1,850 m for regional exploration drilling along the property’s 50 km strike length. The early results from the Miller prospect indicate that the entire width of the sill/dyke appears receptive to gold mineralization and this mineralization remains open along strike in both directions and also at depth.

In August and September 2018, the Company received initial and final fire assay results from the regional exploration drilling program consisting of 8 drill holes. The objective of this drill program was to test the presence and character of potential gold mineralization distal from the current resource area. Visible gold was observed in seven of the eight drill holes.

Hope Brook, Newfoundland

The Hope Brook property covers an area of 26,650 hectares in Newfoundland, including 7 mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. A technical report titled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by Mercator Geological Services Limited, was filed by the Company on SEDAR on November 27, 2015, and is available under the Company’s SEDAR at www.sedar.com profile and on the Company’s website at www.firstmininggold.com.

The resource covers 1.5 km of an 8 km mineralized structure. Substantial infrastructure at the property includes a ramp to 350 m below surface with vent raise, power, access by sea and air, and a strong local labour force. Hope Brook was a former operating gold mine that produced 752,163 oz. Au from 1987 to 1997.

In September 2017, the Company completed approximately 850 m of drilling to identify new areas of mineralization within the Ironbound Hill target which is located approximately 25 km from the main resource area and 8 km from Highway 480.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

The Company intends to advance a regional exploration and target delineation program at Hope Brook in 2019. In addition, the Company plans to conduct an internal scoping study of a production scenario for Hope Brook to assess the economics of the project and better define a permitting timeframe.

Cameron, Ontario

The Cameron property covers an area of 44,853 hectares in Northern Ontario and comprises 24 patented claims, 226 unpatented claims, 4 mining leases, and 7 licenses of occupation. The Cameron deposit is a greenstone‐hosted gold deposit and the mineralization is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the north east. A technical report titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada”, prepared by Optiro, was filed on SEDAR on March 22, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. There is year-round road access to the property from nearby highway and power lines within 20 km.

The Company conducted minimal environmental studies, including fish community and habitat surveys as well as hydrology surveys, to support a potential environmental assessment or permitting application in the future.

Pickle Crow, Ontario

The Pickle Crow project covers an area of 13,184 hectares and comprises 114 patented claims and 83 unpatented claims. The area is located in northwestern Ontario and is covered by the Treaty Nine First Nations Agreement. A technical report titled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada”, prepared by Micon International Limited and dated June 15, 2018, was filed on SEDAR on August 23, 2018, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. Extensive infrastructure in place or proximal to the Pickle Crow project includes a 200 tonne per day gravity mill on site, generators and fuel storage and gravel road access to the property, and the property is within 10 km of a regional airport at Pickle Lake. Pickle Crow was a former high-grade operating mine until the late 1960s.

In February 2017, the Company completed a 9-hole drilling program comprising approximately 1,300 m. The objectives of this drill program were to test extensions of known vein zones and discover new high-grade gold mineralization. Gold mineralization was encountered in seven of the nine drill holes and visible gold was intercepted in the lowermost vein zone of the No. 15 Vein structure.

In August 2018, an 85-hole drilling program was conducted on the historic Pickle Crow tailings, which was split into 4 distinct geographic zones. Of the total 302 m program, 225 m were sampled, and taken on 1 m intervals with intervals as short as 0.3 m where the base of the tails were encountered.

The Company is considering undertaking an independent resource estimate of the Pickle Crow tailings in an update of the current technical report noted above. Whilst the gold content is anticipated to be small the tailings may offer opportunities for small-scale production using the onsite Extreme Gravity mill.

Tier 2 Projects

Duquesne Gold Project, Québec

Duquesne Gold Project located in the Abitibi Region of Québec (“Duquesne”) is situated on a property that covers an area of 2,323 hectares. The Company owns a 100% interest in Duquesne which hosts an indicated mineral resource of 1.9 Mt grading 3.33 g/t Au, containing 199,000 oz Au, and an inferred mineral resource of 1.6 Mt grading 5.58 g/t Au, containing 281,000 oz. Au. A technical report titled “43-101 Technical Report Resource Estimate of the Duquesne Gold Property”, was filed by the prior owner on SEDAR on October 28, 2011, and is available under Clifton Star’s SEDAR profile at www.sedar.com. The Duquesne project is situated along the Destor-Porcupine Break, which boasts historical production of 192 million oz. Au.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

Pitt Gold Project, Québec

The Pitt Gold Project located in the Abitibi Region of Québec (“Pitt Gold”) is situated on a property that covers an area of 384 hectares and is close to Duquesne and the Duparquet Gold Project (in which First Mining holds a 10% indirect interest). A technical report in support of these resources, titled “NI 43-101 Technical Report and Review of the Preliminary Mineral Resource Estimate for the Pitt Gold Project, Duparquet Township, Abitibi Region, Quebec, Canada”, was filed by the Company on SEDAR on January 6, 2017 under the Company’s SEDAR profile at www.sedar.com. At a cut-off grade of 3.0 g/t Au, Pitt Gold is estimated to have inferred mineral resources of 1,076,000 tonnes grading 7.42 g/t Au, containing 257,000 oz. Au.

Mexican Mineral Properties

Tier 3 Projects

As at December 31, 2018, the Company recorded a write-down of certain Mexican properties amounting to $4,181 (2017 - $nil). The write-down represents the complete write-off of the carrying value of these Mexican properties (except Las Margaritas), as the Company has no plans for future exploration and has not paid the associated concession taxes for over 12 months.

Las Margaritas, Durango

The Las Margaritas property covers an area of 500 hectares consisting of two mining concessions approximately 150 km from Durango City, Mexico. The project is located in the Barrancas subprovince of the Sierra Madre Occidental. Some limited gold mining by artisanal prospectors is known to have taken place on the project in the early 20th century and the project contains a known vein with quartz, argillic alteration striking for at least 1.8 km. The property was acquired through an Assignments of Rights Agreement signed July 6, 2011 and is subject to a 1% NSR royalty payable to the vendor which may be purchased at any time before July 6, 2016 for USD $500,000. In 2018, an extension was negotiated with the vendor which granted the Company the option to purchase the 1% NSR royalty by December 2021 for USD $375,000, of which USD $75,000 has been paid.

USA Mineral Property

Tier 3 Projects

Turquoise Canyon, Nevada

The Turquoise Canyon property (formerly the Bald Mountain property) located in Nevada is wholly-owned by First Mining. The property covers an area of 1,562 hectares and is located along the Battle Mountain-Eureka Trend, 16 km south of Barrick Gold Corp.'s Cortez Mine Complex (23 million oz Au), 9 km west of its newly discovered Gold Rush deposit (7.0 million oz. Au) and 1.5 km east of the Toiyabe Mine, a Carlin type gold deposit that produced 89,000 oz. Au in the 1990s.

Results of an airborne ZTEM survey commissioned by the Company show an antiformal structure in the underlying Roberts Mountain Thrust which will be the focus of future exploration. A gravity high and anomalous conductive/polarizable anomalies at the southwest corner of the property are high priority drill targets. Six other potential drill targets were interpreted from two induced polarization/resistivity lines run over the property.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

MINERAL PROPERTY BALANCES

As at December 31, 2018 and December 31, 2017, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

Balance December 31, 2017	Acquisition	2018 expenditures	Currency translation adjustments	Disposal or write-down of mineral properties	Balance December 31, 2018
Springpole	$ 70,398	$ -	$ 2,980	$ -	$ -	$ 73,378
Goldlund	93,807	-	2,797	-	-	96,604
Hope Brook	18,665	-	916	-	-	19,581
Cameron	26,676	-	356	-	-	27,032
Pickle Crow	16,496	-	258	-	-	16,754
Duquesne	5,053	-	38	-	-	5,091
Pitt	2,080	-	2	-	-	2,082
Others	2,515	-	44	-	-	2,559
Canada Total	**$ 235,690**	**$ -**	**$ 7,391**	**$ -**	**$ -**	**$ 243,081**
Mexico	3,483	-	593	349	(4,181)	244
USA	698	-	43	63	-	804
Total	**$ 239,871**	**$ -**	**$ 8,027**	**$ 412**	**$ (4,181)**	**$ 244,129**

	Balance December 31, 2016	Acquisition	2017 expenditures	Currency translation adjustments	Disposal or write-down of mineral properties	Balance December 31, 2017
Springpole	$ 68,121	$ 243	$ 2,034	$ -	$ -	$ 70,398
Goldlund	85,103	1,196	7,508	-	-	93,807
Hope Brook	17,595	-	1,070	-	-	18,665
Cameron	26,017	-	659	-	-	26,676
Pickle Crow	15,821	180	495	-	-	16,496
Duquesne	5,023	-	30	-	-	5,053
Pitt	2,074	-	6	-	-	2,080
Others	-	2,500	15	-	-	2,515
Canada Total	**$ 219,754**	**$ 4,119**	**$ 11,817**	**$ -**	**$ -**	**$ 235,690**
Mexico	3,004	-	692	(213)	-	3,483
USA	703	-	40	(45)	-	698
Total	**$ 223,461**	**$ 4,119**	**$ 12,549**	**$ (258)**	**$ -**	**$ 239,871**

The Company continues with its environmental, permitting and Indigenous consultation processes at its Tier 1 Canadian mineral properties, focusing on Springpole, Goldlund and Hope Brook. At Springpole, the Company continues to collect environmental baseline data and other information required for its federal and provincial permitting efforts. At Goldlund, the Company continues with environmental baseline work and at Hope Brook, the Company has initiated an Environmental Assessment review of its proposed access road to the project by submitting a Project Registration document in June 2018.

In addition to the above mineral property balances, $4,417 is recorded as mineral property investments on the statements of financial position, which represents the Company’s 10% indirect interest in the Duparquet Gold Project in Québec, Canada.

The Company’s $8.0 million expenditures on mineral properties during the year ended December 31, 2018 (2017 - $12.5 million) are primarily related to the following:

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

Goldlund

During the year ended December 31, 2018, the Company drilled approximately 5,000 m, which completed its 16,000 m Phase 2 drilling campaign at Goldlund. In addition, drill programs were completed at the Miller and Eaglelund prospect areas, approximating 1,300 m and 600 m, respectively. The Phase 1 and 2 drilling campaigns were intended to accomplish four primary objectives:

1.
Convert mineral resources currently in the inferred category into the indicated category;
2.
Test drill deeper exploration targets;
3.
Identify and add additional mineralization within areas that are adjacent to the current resource boundary; and
4.
Test drill additional exploration targets within regional areas.

Springpole

In 2018, the Company completed a 250 m geotechnical coffer dam drilling program by drilling 11 holes where future coffer dam footings are planned. Preliminary drill results show low bedrock hydraulic conductivity which may be an indication of low permeability. The drill results will be used to create advanced design plans for the coffer dams and to confirm their optimal locations, which will form part of the pre-feasibility study work planned in 2019.

Hope Brook

During 2018, the Company commenced permitting for the construction of a resource access road to connect its Hope Brook Project to Highway 480 (also known as the Burgeo Highway). The Company also conducted a broad range of environmental baseline studies at the camp area, as well as along the proposed access road corridor, to collect the necessary biophysical data to support a potential EA and future permitting requirements. These studies include fish community and habitat surveys, Species at Risk surveys, as well as surface, groundwater and hydrology surveys.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

RESULTS OF CONTINUING OPERATIONS

For the three months and years ended December 31, 2018 and 2017

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS:

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017

EXPENDITURES
General and administration	$761	$552	$2,438	$2,509
Exploration and evaluation	150	122	658	628
Investor relations and marketing communications	95	579	1,197	2,556
Corporate development and due diligence	93	25	270	102
Share-based payments (non-cash)	392	20	3,032	5,497
Write-down of mineral properties (non-cash)	4,181	-	4,181	-
Loss from operational activities	(5,672)	(1,298)	(11,776)	(11,292)

OTHER ITEMS
Foreign exchange loss	(17)	(1)	(5)	(147)
Other expenses	(4)	(2)	(54)	(89)
Interest and other income	35	64	190	344
Net loss	$(5,658)	$(1,237)	$(11,645)	$(11,184)

Other comprehensive income (loss)
Items that will not be reclassified to net income or loss:
Marketable securities fair value loss	(54)	(473)	(1,680)	(3,399)
Items that may be reclassified to net income or loss:
Currency translation adjustment	265	22	431	(280)
Other comprehensive loss	211	(451)	(1,249)	(3,679)

Total comprehensive loss	$(5,447)	$(1,688)	$(12,894)	$(14,863)

Fourth Quarter 2018 Compared to Fourth Quarter 2017

For the three months ended December 31, 2018, total operating expenditures (excluding the write-down of mineral properties) increased by $193 compared to the three months ended December 31, 2017. This change was explained by the following:

Investor relations and marketing communications

Investor relations and marketing communications decreased by $484 during the three months ended December 31, 2018 compared to the same period in 2017, primarily due to less marketing activities during the fourth quarter of 2018.

General and administration

General and administration increased by $209 during the three months ended December 31, 2018 compared to the same period in 2017. This increase is mainly due to severance payments during the fourth quarter of 2018.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

Other functional expenditures

The amounts in exploration and evaluation; and corporate development and due diligence were comparable between periods. Exploration and evaluation expenditures consisted of overhead costs not directly attributable to specific exploration and evaluation activities.

Share-based payments (non-cash)

Share-based payments increased by $372 during the three months ended December 31, 2018 compared to the same period in 2017, primarily due to a higher number of incentive stock options granted in the fourth quarter of 2018.

Fiscal Year 2018 Compared to Fiscal Year 2017

For the year ended December 31, 2018, total operating expenditures (excluding the write-down of mineral properties) have decreased compared to the same period in 2017. Some notable variances within certain functional expenditures are discussed below.

Investor relations and marketing communications

Investor relations and marketing communications decreased by $1,359 during the year ended December 31, 2018 compared to the prior year, primarily due to initiating more focused marketing campaigns during the current year.

Corporate development and due diligence

Corporate development and due diligence increased by $168 during the year ended December 31, 2018 compared to the prior year, primarily due to allocations related to severance payments which occurred during the year.

Other functional expenditures

The amounts in general and administration; and exploration and evaluation were comparable year-over-year. Exploration and evaluation expenditures consisted of overhead costs not directly attributable to specific exploration and evaluation activities.

Share-based payments (non-cash)

Despite the total number of incentive stock option grants increasing year-over-year, the fair value per option decreased by approximately 55% from $0.49 in the prior year to $0.22 in 2018, which contributed to an overall decrease of $2,465 in share-based payments expenditure (non-cash) between the periods. In addition, the Company adopted vesting criteria for all new grants beginning in the fourth quarter of 2018.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

	Year ended December 31,
	2018	2017
CASH PROVIDED BY (USED IN)
Operating activities	$(3,781)	$(5,313)
Investing activities	(7,495)	(13,726)
Financing activities	989	1,361
Foreign exchange effect on cash	2	(79)
CHANGE IN CASH AND CASH EQUIVALENTS	(10,285)	(17,757)
Working capital(1)	7,536	19,401
Cash and cash equivalents, beginning	15,400	33,157
Cash and cash equivalents, ending	$5,115	$15,400
(1)
Working capital is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section “Non-IFRS Measures – Working Capital”.

Cash and Cash Equivalents

The decrease of $10,285 in cash and cash equivalents from $15,400 at December 31, 2017 to $5,115 at December 31, 2018 was primarily due to cash used in investing activities which comprised drilling, technical analysis, environmental and permitting activities at Springpole and Goldlund.

Operating Activities

Cash used in operating activities decreased by $1,532 during the year ended December 31, 2018 compared to the prior year. This decrease was driven by a decrease in marketing activities as well as the absence of a few one-time general and administration expenditures incurred during the prior year, which included the Company’s graduation to the TSX and associated one-time TSX initial listing fees and related professional fees incurred during the second quarter of 2017.

Investing Activities

For the year ended December 31, 2018, the cash used in investing activities was primarily a result of Canadian mineral property expenditures including the completion of Phase 2 drilling (comprising approximately 16,000 m) and regional campaigns (comprising approximately 2,000 m) at Goldlund and environmental and permitting activities at Springpole. In the prior year period, the cash used in investing activities of $13,700 was primarily related to the Phase 1 drilling campaign at Goldlund (comprising approximately 24,300 m) in addition to the purchase of marketable securities for strategic investment purposes.

Financing Activities

Cash provided by financing activities from the exercise of warrants and stock options was $372 higher in the prior year period as more options were exercised at a higher price.

Trends in Liquidity, Working Capital, and Capital Resources

As at December 31, 2018, the Company has working capital of $7,536. The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the year ended December 31, 2018, the Company had negative cash flow from operating activities, and the Company anticipates it will have negative cash flow from operating activities in future periods.

The Company has, in the past, financed its activities by raising capital through issuances of new shares. In addition to adjusting spending, disposing of assets and obtaining other non-equity sources of financing, the Company will remain reliant on equity markets for raising capital until it can generate positive cash flow to finance its exploration and development programs.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

The Company believes it has sufficient cash resources to meet its exploration, development, and administrative overhead expenses and maintain its planned exploration and development activities for the next twelve months. However, there is no assurance that the Company will be able to maintain sufficient working capital in the future due to market, economic and commodity price fluctuations.

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities as at December 31, 2018 are summarized as follows:

	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$582	$582	$-	$-	$-

There were no other material financial commitments as at December 31, 2018. Management is of the view that the above financial liabilities and commitments will be sufficiently funded by current working capital.

OUTLOOK

First Mining is an emerging mineral development company with a diversified portfolio of gold projects in North America. The Company’s vision is to advance its material assets towards a construction decision and, ultimately, to production, and we may acquire additional mineral assets in the future. As at December 31, 2018, the Company held a portfolio of 24 mineral properties located in Canada, Mexico and the United States.

The Company is actively conducting environmental studies at its core Tier 1 Canadian mineral properties, and is continuing Indigenous community consultations related to these properties. In particular, the Company is actively collecting environmental baseline data in relation to fish community and habitat and has begun consultation efforts with local Indigenous communities within the Springpole area to support the ongoing federal and provincial EA processes and prepare the EIS for the project.

The following is a summary of various milestones achieved by the Company in 2018, as well as ongoing activities planned for the next year:

 Completed in 2018:

●
The Company signed the Negotiation Protocol with the Shared Territory Protocol Nations in relation to Springpole project.
●
The Company completed the geotechnical drilling program to investigate the lake bed sediments and bedrock along the proposed alignment of the coffer dam at Springpole.
●
The Project Description was filed with CEAA to initiate the federal Environmental Assessment process for Springpole. Subsequently, CEAA issued the final EIS guidelines to the Company, and the Company is now moving forward with the necessary work to prepare an EIS for the Springpole project.

In Progress – expected to be completed in 2019 or beyond:

●
The Company is planning to submit a Terms of Reference to MOECC for Springpole. The Terms of Reference will provide a framework for the preparation of a provincial Environmental Assessment, and it will set out the Company’s work plan for addressing the legislated requirements of the Ontario Environmental Assessment Act when preparing the provincial Environmental Assessment.
●
The Company is conducting further metallurgical studies and testwork to optimize the process flowsheet and potentially improve the metallurgical recoveries at Springpole. Following this, the Company plans to initiate a pre-feasibility study.
●
The Company undertook a geotechnical drilling program to test the footing locations for the proposed coffer dams at Springpole. The information collected will be used to create advanced design plans for the coffer dams and to confirm their ideal locations.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

●
The Company plans to complete additional resource and regional drilling at Goldlund.
●
The Company plans to conduct an internal scoping study to assess the economic potential of the Hope Brook project in 2019.
●
The Company has commenced permitting for the construction of a resource access road to Springpole to support a more efficient mode of transportation for exploration and development activities.

FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

Cash and cash equivalents are mainly held in interest bearing accounts at large Canadian financial institutions.

MARKETABLE SECURITIES

The Company holds shares in Silver One Resources Inc., which the Company received as a result of the Company’s sale of certain Mexican silver assets, and other investments in publicly traded companies within the mining industry for strategic purposes.

	Silver One Resources Inc.	Other Marketable Securities	Total
Balance as at December 31, 2017	$2,280	$1,997	$4,277
Loss recorded in other comprehensive loss	(1,290)	(390)	(1,680)
Balance as at December 31, 2018	$990	$1,607	$2,597

	Silver One Resources Inc.	Other Marketable Securities	Total
Balance as at December 31, 2016	$5,280	$567	$5,847
Purchases	-	1,829	1,829
Loss recorded in other comprehensive loss	(3,000)	(399)	(3,399)
Balance as at December 31, 2017	$2,280	$1,997	$4,277

The Company holds marketable securities as strategic investments and has less than a 10% equity interest in each of the investees.

MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton Star, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd., which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet Gold Project. As at December 31, 2018, the fair value of mineral property investments was $4,417 (December 31, 2017 - $4,417). Management concluded that there was no material change in the fair value of these investments during the year.

Duparquet Gold Project, Québec

The Company’s 10% indirect interest in the Duparquet Gold Project was acquired through the acquisition of Clifton Star. The Duparquet Gold Project covers an area of 1,147 hectares and is located in the Abitibi Region of Québec which is one of the world's most prolific gold producing regions. The Company owns a 10% indirect interest in the Duparquet Gold Project which, on a 100% basis, hosts measured mineral resources of 165,000 tonnes grading 1.45 g/t Au, containing 7,700 oz. Au, indicated mineral resources of 59.5 Mt grading 1.57 g/t Au, containing 3.0 million oz. Au and inferred mineral resources of 28.5 Mt grading 1.46 g/t Au, containing 1.3 million oz. Au. The technical report entitled “Technical Report and Prefeasibility Study for the Duparquet Project” was filed on SEDAR by Clifton Star on May 23, 2014. Infrastructure includes site roads, access to electrical power 15 km away, tailings storage facility and water management solutions and ancillary site buildings. The Duparquet Gold Project is currently comprised of three mineral properties: Beattie, Donchester and Dumico. The 2014 prefeasibility study includes pre-production capital costs of $394 million, a pay-back period of 4.3 years and pre-tax NPV (5%) of $222 million at USD $1,300 per ounce of gold.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no significant transactions with related parties outside of the ordinary course of business during the year ended December 31, 2018.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

NON-IFRS MEASURES

The Company has included a non-IFRS measure for “net (loss) income excluding share-based payments (non-cash)”, “net (loss) income excluding share-based payments and write-down of mineral properties (non-cash)” and “working capital” in this MD&A to supplement its financial statements, which are presented in accordance with IFRS. The Company believes that this measure provides investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company determines working capital and net (loss) income excluding share-based payments (non-cash) and write-down of mineral properties (non-cash) as follows:

Quarterly Reconciliations:
Reconciliation as of the end of the period	2018-Q4	2018-Q3	2018-Q2	2018-Q1
Current assets	$8,118	$10,166	$13,036	$17,437
Less current liabilities	(582)	(478)	(573)	(1,421)
Working capital	$7,536	$9,688	$12,463	$16,016

Reconciliation as of the end of the period	2017-Q4	2017-Q3	2017-Q2	2017-Q1
Current assets	$20,484	$24,420	$29,064	$35,263
Less current liabilities	(1,083)	(1,009)	(601)	(1,679)
Working capital	$19,401	$23,411	$28,463	$33,584

Reconciliation for the three months ended	2018-Q4	2018-Q3	2018-Q2	2018-Q1
Net loss	$(5,658)	$(937)	$(1,298)	$(3,752)
Excluding share-based payments (non-cash)	392	27	85	2,528
Excluding write-down of mineral properties (non-cash)	4,181	-	-	-
Net loss excluding share-based payments and write-down of mineral properties (non-cash)	$(1,085)	$(910)	$(1,213)	$(1,224)

Reconciliation for the three months ended	2017-Q4	2017-Q3	2017-Q2	2017-Q1
Net loss	$(1,237)	$(1,296)	$(1,998)	$(6,653)
Excluding share-based payments (non-cash)	20	99	84	5,294
Excluding write-down of mineral properties (non-cash)	-	-	-	-
Net loss excluding share-based payments and write-down of mineral properties (non-cash)	$(1,217)	$(1,197)	$(1,914)	$(1,359)

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

Annual Reconciliations:
Reconciliation as of the end of the period	2018	2017	2016
Current assets	$8,118	$20,484	$40,826
Less current liabilities	(582)	(1,083)	(1,225)
Working capital	$7,536	$19,401	$39,601

Reconciliation for the years ended	2018	2017	2016
Net loss	$(11,645)	$(11,184)	$(11,155)
Excluding share-based payments (non-cash)	3,032	5,497	5,155
Excluding write-down of mineral properties (non-cash)	4,181	-	485
Net loss excluding share-based payments and write-down of mineral properties (non-cash)	$(4,432)	$(5,687)	$(5,515)

CHANGES IN ACCOUNTING POLICIES

There were no changes in the Company’s significant accounting policies during the year ended December 31, 2018 that had a material effect on its consolidated financial statements. The Company’s significant accounting policies and accounting estimates are contained in the audited consolidated financial statements for the year ended December 31, 2018.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

The following are accounting standards anticipated to be effective January 1, 2019 or later:

IFRS 16 Leases

IFRS 16 will replace IAS 17 “Leases”. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Application of the standard is mandatory for annual periods beginning on or after January 1, 2019. IFRS 16 will result in an increase in assets and liabilities as fewer lease payments will be expensed. Management expects an increase in depreciation expense and also an increase in cash flow from operating activities as lease payments will be recorded as financing outflows in the consolidated statements of cash flows. The Company does not expect these impacts to be material.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The use of judgments, estimates and assumptions affects the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The following discusses the accounting judgments and estimates that the Company has made in the preparation of the audited consolidated financial statements for the year ended December 31, 2018, which could result in a material adjustment to the carrying amounts of assets and liabilities:

Impairment of mineral properties:

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Determining amount and timing of reclamation provisions:

A reclamation provision represents the present value of estimated future costs for the reclamation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mineral property. Management periodically reviews the reclamation requirements and adjusts the liability, if any, as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Mineral Property Investments:

The Company makes estimates and assumptions that affect the carrying value of its mineral property investments, which are comprised of equity interests in the shares of private companies. These financial assets are designated as fair value through other comprehensive income (loss), and management needs to determine the fair value as at each period end. As there is no observable market data which can be used to determine this fair value, management applies judgment in determining whether a significant change in the fair value of this investment may have occurred. Factors that are considered include a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in price of gold or other metals, a change in the economic environment, or evidence from external transactions in the investee’s equity. Changes to these variables could result in the fair value being less than or greater than the amount recorded.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operation or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s Annual Information Form under the heading “Risks that can affect our business” for the year ended December 31, 2018 which are available under our SEDAR profile at www.sedar.com, and on EDGAR as an exhibit to Form 40-F.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk, price risk, foreign currency risk, interest rate risk, credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Company’s Board of Directors (the “Board”).

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

a)
Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk and interest rate risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding equity investments, which are comprised of marketable securities and mineral property investments, in other mineral property exploration companies.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

If the fair value of our investments in equity instruments had been 10% higher or lower as at December 31, 2018, other comprehensive loss for the year ended December 31, 2018 would have decreased or increased, respectively, by approximately $701 (2017 - $869), as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, and Mexico, and a portion of the Company’s expenses are incurred in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican Pesos (“MXN”). A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2018, the Company is exposed to currency risk on certain financial instruments denominated in USD and MXN. The Company does not have significant transactions or hold significant cash or other financial instruments denominated in USD and MXN currencies. Therefore, the Company considers this risk to be immaterial.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company considers this risk to be immaterial.

b)
Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through large Canadian financial institutions.

c)
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2018 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$582	$582	$582	$-	$-	$-

As at December 31, 2018, the Company had cash and cash equivalents of $5,115 (December 31, 2017 - $15,400). The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

d)
Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash.

The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

Other Risk Factors

Financing Risks

The Company has finite financial resources, has no current source of operating cash flow and has no assurance that additional funding will be available to it for its future activities, including exploration or development of mineral projects.  Such further activities may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means.  Failure to obtain additional financing could result in delay or indefinite postponement of exploration and development of the Company’s existing mineral projects and could result in the loss of one or more of its properties.

Exploration and Development Risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. These risks include:

●
few properties that are explored are ultimately developed into producing mines;
●
there can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable;
●
with all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions; and
●
mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and financial condition.

Operational hazards and risks

The Company's operations will be subject to all of the hazards and risks normally encountered in the exploration and development of minerals. To the extent that the Company takes a property to production, the Company will be subject to all of the hazards and risks associated with the production of minerals. These risks include:

●
unusual and unexpected geological formations;
●
rock falls;
●
seismic activity;
●
flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability;
●
environmental pollution, and consequent liability that could have a material adverse impact on the Company's business, operations and financial performance;
●
mechanical equipment and facility performance problems; and
●
periodic disruptions due to inclement or hazardous weather conditions.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

Substantial expenditures

Substantial expenditures are required to establish resources and reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in certain cases, to develop infrastructure at any site chosen for exploration. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing mineral properties is affected by many factors including:

●
the cost of operations;
●
variations in the grade of mineralized material mined;
●
fluctuations in metal markets; and
●
such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

The remoteness and restrictions on access of properties in which we have an interest will have an adverse effect on expenditures as a result of higher infrastructure costs. There are also physical risks to the exploration personnel working in the terrain in which the Company's properties are located, occasionally in poor climate conditions.

No History of Mineral Production

The Company has no history of commercially producing metals from its mineral exploration properties. There can be no assurance that the Company or any other party will successfully establish mining operations or profitably produce gold or other precious metals on any of the Company’s properties. The development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.

None of the Company’s properties are currently under development or production. The future development of any properties found to be economically feasible will require applicable licenses and permits and will require the construction and operation of mines, processing plants and related infrastructure. As a result, the development of any property will be subject to all of the risks associated with establishing new mining operations and business enterprises, including, but not limited to:

●
the timing and cost of the construction of mining and processing facilities;
●
the availability and costs of skilled labour and mining equipment;
●
the availability and cost of appropriate smelting and/or refining arrangements;
●
the need to obtain necessary environmental and other governmental approvals and permits and the timing of those approvals and permits; and
●
the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that mining operations will be established at any of the Company’s properties.

Acquisition of Business Arrangements

As part of the Company’s business strategy, First Mining has sought and may continue to seek to acquire new mining and exploration projects. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into the Company. Ultimately, any acquisitions would be accompanied by risks, which could include:

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

●
a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio;
●
a material ore body could prove to be below expectations;
●
difficulty in integrating and assimilating the operations and workforce of any acquired companies;
●
realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise;
●
the bankruptcy of parties with whom the Company has arrangements;
●
maintaining uniform standards, policies and controls across the organization;
●
disruption of our ongoing business and relationships with employees, suppliers, contractors and other stakeholders as the Company integrates the acquired business or assets;
●
the acquired business or assets may have unknown liabilities which may be significant;
●
delays as a result of regulatory approvals; and
●
exposure to litigation (including actions commenced by shareholders) in connection with the transaction.

Any material issues that the Company encounters in connection with an acquisition could have a material adverse effect on its business, results of operations and financial position.

Mineral Reserves/Mineral Resources

The properties in which the Company holds an interest are currently considered to be in the early exploration stage only and do not contain a known body of commercial minerals beyond the PEA level. Mineral resources and mineral reserves are, in large part, estimates and no assurance can be given that any anticipated tonnages and grades will be achieved or that the particular level of recovery will be realized.

Mineral resources on the Company’s properties have been determined based upon assumed cut-off grades, metal prices and operating costs at the time of calculation, as set out in the applicable technical reports. Future production could differ dramatically from resource and reserve estimates because, among other reasons:

●
mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
●
calculation errors could be made in estimating mineral resources and mineral reserves;
●
increases in operating mining costs and processing costs could adversely affect mineral resources and mineral reserves;
●
the grade of the mineral resources and mineral reserves may vary significantly from time to time and there is no assurance that any particular level of metals may be recovered from the ore; and
●
declines in the market price of the metals may render the mining of some or all of the mineral reserves uneconomic.

Estimated mineral resources may require downward revisions based on changes in metal prices, further exploration or development activity, increased production costs or actual production experience. This could materially and adversely affect estimates of the tonnage or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource and mineral reserve estimates.

Any reduction in estimated mineral resources as a result could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges, which could have a material and adverse effect on future cash flows for the property and on the Company’s earnings, results of operations and financial condition.

Because the Company does not currently have any producing properties, mineralization estimates for its properties may require adjustments or downward revisions based upon further exploration or development work or actual future production experience. In addition, the grade of mineralized material ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on- site conditions or in production scale.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

The mineral resource estimates contained in this MD&A have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold or other metals may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reductions in mineralization estimates, or of the ability to extract mineralized material from our properties, could (directly or indirectly) have a material adverse effect on the Company’s results of operations or financial condition.

Capital Costs, Operating Costs, Production and Economic Returns

Actual capital costs, operating costs, production and economic returns with respect to our properties may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations. The capital costs required to develop or take our projects into production may be significantly higher than anticipated. To the extent that such risks impact upon any such properties, there may be a material adverse effect on results of operations on such properties which may in turn have a material adverse effect on our financial condition.

Substantial Capital Requirements

The Company’s management team anticipates that it may make substantial capital expenditures for the exploration and development of properties in the future. As the Company is in the exploration stage with no revenue being generated from the exploration activities on its mineral properties, the Company has limited ability to raise the capital necessary to undertake or complete future exploration work, including drilling programs. There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company and any such financing may result in substantial dilution to existing shareholders. Moreover, future activities may require the Company to alter its capitalization significantly. The Company’s inability to access sufficient capital for its operations could have a material adverse effect on the Company’s financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.

History of Net Losses

The Company hasn’t received any revenue to date from activities on its properties, and there is no assurance that any of its properties will generate earnings, operate profitably or provide a return on investment in the future. The Company has not determined that production activity is warranted on any of its mineral properties. Even if the Company (alone or in conjunction with a third party) undertakes development and production activities on any of its mineral properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future. The Company is subject to all of the risks associated with new mining operations and business enterprises including, but not limited to:

●
the timing and cost, which can be considerable, for the future construction of mining and processing facilities;
●
the availability and costs of skilled labour, consultants, mining equipment and supplies;
●
the availability and cost of appropriate smelting and/or refining arrangements;
●
the need to first obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of those approvals, licenses and permits; and
●
the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in sustainable profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

Global Financial Conditions

Global financial conditions have, at various times in the past and may, in the future, experience extreme volatility. Many industries, including the mining industry, are impacted by volatile market conditions. Global financial conditions may be subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and financial condition. Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, volatility of metal prices, geopolitical instability, changes in laws or governments, war, terrorism, the volatility of currency exchanges inflation or deflation, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

Indigenous Peoples

Various international and national laws, codes, court decisions, resolutions, conventions, guidelines, and other materials relate to the rights of Indigenous peoples including the First Nations of Canada. The Company operates in areas presently or previously inhabited or used by Indigenous peoples including areas covered by treaties among the First Nations, the federal government and applicable provincial governments. Many of these materials impose obligations on government to respect the rights of Indigenous people. Some mandate that government consult with Indigenous people regarding government actions which may affect Indigenous people, including actions to approve or grant mining rights or exploration, development or production permits. The obligations of government and private parties under the various international and national materials pertaining to Indigenous people continue to evolve. Government policy and its implementation regarding Indigenous consultation (including the requirements that are imposed on industry) continue to change. In certain circumstances, Indigenous communities are entitled to be consulted prior to, and during, resource development. The consultation process and expectations of parties (government, Indigenous communities and industry proponents) involved can vary considerably from project to project, within stages of the project life and among Indigenous communities. There can be overlapping or inconsistent Indigenous or treaty claims respecting a project. These can contribute to process uncertainty, increased costs, delay in receiving required approvals, and potentially, an inability to secure the required approvals for a project, each of which could have a material adverse effect on the Company’s business, operations, results of operations, financial condition and future prospects.

The Company’s current and future exploration and development programs may be subject to a risk that one or more groups of Indigenous people may oppose development on any of its properties or on properties in which it holds a direct or indirect interest, even where the Company has entered into agreements with applicable Indigenous and non-Indigenous authorities. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities. Opposition by Indigenous people to the Company’s operations may require modification of or preclude development of its projects or may require the Company to enter into agreements with or make payments to Indigenous people with respect to projects on such properties. Such agreements may result in significant costs to the Company or have a material adverse effect on the Company’s business, financial condition and results of operations. Even where such agreements have been entered into, there can be no certainty that there will not be disagreements between the Company and groups or sub-groups of Indigenous persons which may result in project delays or have other material adverse effects on the Company.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

Environmental Laws and Regulations

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations. The legislation also requires that mines and exploration sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Environmental Assessments of proposed projects carry a heightened degree of responsibility for companies and Directors, Officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. The Company cannot give any assurance that, notwithstanding its precautions and limited history of activities, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not result in additional costs or curtailment of planned activities and investments, which could have a material adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Companies engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or any future production costs or require abandonment or delays in the development of new mining properties.

Companies engaged in the exploration and development of mineral properties may from time to time experience increased costs and delays in exploration and production as a result of the need to comply with applicable laws, regulations and permits. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. First Mining cannot give any assurance that, notwithstanding our precautions and limited history of activities, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not result in additional costs or curtailment of planned activities and investments, which could have a material and adverse effect on our future cash flows, earnings, results of operations and financial condition.

Title Risks

Title to mineral properties, as well as the location of boundaries on the ground may be disputed. Moreover, additional amounts may be required to be paid to surface right owners in connection with any mineral exploration or development activities. At all properties where the Company has current or planned exploration activities, it believes that it has either contractual, statutory, or common law rights to make such use of the surface as is reasonably necessary in connection with those activities.

The Company does not have title insurance with respect to any of its mining claims and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of all of its claims; therefore, the precise area and location of such claims may be in doubt. In addition, all of the Company’s mineral properties have had previous owners, and third parties may have valid claims (known or unknown) underlying our interests therein. Accordingly, the Company’s properties may be subject to prior unregistered liens, agreements, royalties, transfers or claims, including First Nations land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to explore its properties as permitted or to enforce its rights with respect to its properties. An impairment to or defect in the Company’s title to its properties could have a material adverse effect on its business, financial condition or results of operation.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

Compliance with Laws

The Company’s activities are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local First Nations populations. The costs associated with compliance with these laws and regulations can be substantial. Although the Company believes its activities are carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development, or cause additional expense, capital expenditures, restrictions or delays in the development of its properties. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on our business, operations and financial performance. Further, the mining licenses and permits issued in respect of our projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of the Company’s investments in such projects may decline.

The Company’s mineral claims, licenses and permits are subject to periodic renewal and may only be renewed a limited number of times for a limited period of time. While the Company anticipates that renewals will be given as and when sought, there is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith. The Company’s business objectives may also be impeded by the costs of holding and/or renewing the mineral claims, licenses and permits. In addition, the duration and success of efforts to obtain and renew mineral claims, licenses and permits are contingent upon many variables not within the Company’s control.

Permitting

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on its properties, require licenses and permits from various governmental authorities. Our business requires many environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew. In connection with our current and future operations, we must obtain and maintain a number of permits that impose strict conditions, requirements and obligations on the Company, including those relating to various environmental and health and safety matters. To obtain, maintain and renew certain permits, we are required to conduct environmental assessments pertaining to the potential impact of our operations on the environment and to take steps to avoid or mitigate those impacts. The Company cannot be certain that all licenses and permits that it may require for its operations will be obtainable on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that we have obtained, could have a material adverse impact on First Mining.

In February 2018, the Government of Canada released Bill C-69 to amend the current federal approval processes. It is uncertain when the new legislation will be brought into force and what types of projects may be affected by the proposed legislation. It is also uncertain whether any new approval process adopted by the federal government will result in a more efficient approval process. The lack of regulatory certainty is likely to have an influence on investment decisions for major projects. Even when projects are approved on a federal level, such projects often face further delays due to interference by provincial and municipal governments, as well as court challenges related to issues such as indigenous title, the government's duty to consult and accommodate indigenous peoples and the sufficiency of the relevant environmental review processes. Such political and legal opposition creates further uncertainty.

Climate Change

Climate change is an international concern and poses risks to issuers of both direct and indirect effects of physical climate changes and government policy including climate change legislation and treaties. Both types of risks could result in increased costs, and therefore decreased profitability of our operations. Governments at all levels may be moving towards enacting legislation to address climate change concerns, such as requirements to reduce emission levels and increase energy efficiency, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. Where legislation has already been enacted, such regulations may become more stringent, which may result in increased costs of compliance. There is no assurance that compliance with such regulations will not have an adverse effect on the Company’s results of operations and financial condition. Furthermore, given the evolving nature of the debate related to climate change and resulting requirements, it is not possible to predict the impact on the Company’s results of operations and financial condition.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

Climate change may result in a number of physical impacts on our business, including an increasing frequency of extreme weather events (such as increased periods of snow and increased frequency and intensity of storms), water shortages and extreme temperatures, which have the potential to disrupt our exploration and development plans and may have other indirect impacts on our business, including transportation difficulties and supply disruptions. The Company’s emergency plans for managing such extreme weather conditions may not be sufficient and extended disruptions could have adverse effects on our results of operations and financial condition.

Key Persons

The Company manages its business with a number of key personnel, including key contractors, the loss of a number of whom could have a material adverse effect on the Company. In addition, as its business develops and expands, the Company believes that its future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors. In assessing the risk of an investment in the Company’s shares, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of our management team and Board of Directors. The Company cannot be certain that key personnel will continue to be employed by it or that it will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on the Company. The Company does not maintain “key person” insurance policies in respect of its key personnel.

QUALIFIED PERSONS

Dr. Christopher Osterman, P.Geo, Chief Operating Officer of First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

SECURITIES OUTSTANDING

Authorized share capital: The Company can issue an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value. No preferred shares have been issued as at March 29, 2019.

The following table sets out all outstanding securities of the Company as of March 29, 2019.

	Number	Weighted Average Exercise Price	Expiry Date
Common shares – issued	558,316,916
Stock options(1)	45,715,000	$0.57	March 30, 2020 – January 7, 2024
Warrants(2)	20,116,855	$0.99	April 2, 2019 – June 16, 2021
Common shares - fully diluted	624,148,771

(1)
Each stock option is exercisable for one common share of the Company.
(2)
Each warrant is exercisable for one common share of the Company.

The Company has a number of escrow agreements which arose from past transactions and the initial formation of the Company:

●
There were a total of 7,332,273 common shares of the Company held in escrow under the Escrow Value Security Agreement (“EVSA”) dated March 30, 2015. Under this agreement, 10% of the shares were released immediately and 15% were released every six months thereafter with the final release being on March 30, 2018. As at December 31, 2018, there were nil common shares of the Company in the EVSA escrow (December 31, 2017 – 1,099,842).

●
There were a total of 1,369,500 common shares of the Company held in escrow under the CPC Escrow Agreement (“CPC”) dated August 2, 2005. On March 30, 2015, 10% of the common shares were released and 15% were released every six months thereafter with the final release being March 30, 2018. As at December 31, 2018, there were nil common shares of the Company in the CPC escrow (December 31, 2017 – 194,425).

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

●
During the amalgamation of Tamaka on June 16, 2016, certain vendors deposited an aggregate of 29,658,290 First Mining shares received into escrow. Twenty percent of such escrowed shares were released from escrow on June 17, 2017, and an additional 20% will be released every six months thereafter, with the final tranche to be released on June 17, 2019. As at December 31, 2018 there were a total of 5,931,658 shares held in escrow as a result of the Tamaka transaction (December 31, 2017 – 17,794,974).

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its CEO and its CFO, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

●
address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
●
provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our ICFR based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our ICFR was effective and there were no material weaknesses as of December 31, 2018.
There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of December 31, 2018. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the next stages of the metallurgical study or the environmental, permitting and indigenous consultation process at Springpole; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company's working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company's capitalization, financial condition and operations; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding regulatory approval and permitting including, but not limited to, EA approval for the Springpole project and the expected timing of such EA approval; statements regarding the Company's compliance with laws and regulations including, but not limited to environmental laws and regulations; statements regarding Gainey's anticipated adherence to required payment and expenditure obligations pursuant to the Option Agreement; statements regarding improved efficiency as a result of building new access roads to mineral properties; statements regarding the Company’s engagement with local stakeholders; statements regarding the Company's ability to enter into agreements with local stakeholders including, but not limited to, local Indigenous groups; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company's internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports.

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2018 and other continuous disclosure documents filed from time to time via SEDAR with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

FIRST MINING GOLD CORP.                                                                                                                                                             Management Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)
For the three months and year ended December 31, 2018

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the United States Securities and Exchange Commission (the “SEC”) and contained in SEC Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined under the 2014 CIM definition standards, and are required to be disclosed by NI 43-101. However, these terms are not defined under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.